Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Brookline Bancorp, Inc.

Subject Company: Bancorp Rhode Island, Inc.

Exchange Act File Number of

Subject Company: 001-16101

This expanded and updated presentation contains statements about future events that constitute forward-looking statements, including statements regarding the parties’ ability to complete the merger, the expected timing of completion and the expected benefits of the transaction. Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially. Factors that could cause such differences include, but are not limited to, (1) failure of the parties to satisfy the conditions to closing for the merger, (2) failure of the Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) shareholders to approve the proposed merger, (3) failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals, (4) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (5) difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe, (6) difficulties related to the integration of the businesses following the merger, (7) general economic conditions, (8) changes in the level of non-performing assets and charge-offs, (9) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, (10) changes in the financial performance and/or condition of borrowers, (11) changes in customer borrowing and savings habits, (12) changes in interest rates, and (13) competition.

For additional factors that may affect future results, please see the filings made by Brookline Bancorp, Inc. (“Brookline”) and Bancorp Rhode Island with the Securities and Exchange Commission (the “SEC”), including Brookline’s and Bancorp Rhode Island’s respective Annual Reports on Form 10-K for the year ended December 31, 2010.  Neither Brookline nor Bancorp Rhode Island undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this expanded and updated presentation.

In connection with the merger, Brookline intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Bancorp Rhode Island, and other relevant materials in connection with the proposed transaction.  Investors and security holders of Bancorp Rhode Island are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Brookline, Bancorp Rhode Island and the proposed transaction.  The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed by Brookline or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of the documents filed by Brookline with the SEC by directing a written request to Paul R. Bechet, Senior Vice President, Chief Financial Officer and Treasurer, Brookline

Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445.  Investors may obtain free copies of the documents filed by Bancorp Rhode Island with the SEC by directing a written request to Investor Relations Department, Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.

Brookline, Bancorp Rhode Island and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Bancorp Rhode Island in connection with the merger.  Information about the executive officers and directors of Brookline is set forth in the proxy statement for Brookline’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2011.  Information about the executive officers and directors of Bancorp Rhode Island is set forth in the proxy statement for Bancorp Rhode Island’s 2011 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2011, and Bancorp Rhode Island’s Annual Report on Form 10-K for the year ended December 31, 2010.  Investors may obtain additional information regarding the direct and indirect interests of Brookline, Bancorp Rhode Island and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

THE FOLLOWING IS AN EXPANDED AND UPDATED INVESTOR PRESENTATION, DATED MAY 13, 2011, REGARDING THE TRANSACTION AND CERTAIN RELATED MATTERS.

2

ACQUISITION OF BANCORP RHODE ISLAND “Enhancing New England’s Premier Bank” April 20, 2011 (updated May 13, 2011)

Forward looking statements This presentation contains statements about future events that constitute forward-looking statements, including statements regarding the parties’ ability to complete the merger, the expected timing of completion, the expected benefits of the transaction, and financial assumptions and goals. Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially. Factors that could cause such differences include, but are not limited to, (1) failure of the parties to satisfy the conditions to closing for the merger, (2) failure of the Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) shareholders to approve the proposed merger, (3) failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals, (4) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (5) difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe, (6) difficulties related to the integration of the businesses following the merger, (7) general economic conditions, (8) changes in the level of non-performing assets and charge-offs, (9) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, (10) changes in the financial performance and/or condition of borrowers, (11) changes in customer borrowing and savings habits, (12) changes in interest rates, and (13) competition. For additional factors that may affect future results, please see the filings made by Brookline Bancorp, Inc. (“Brookline”) and Bancorp Rhode Island with the Securities and Exchange Commission (the “SEC”), including Brookline’s and Bancorp Rhode Island’s respective Annual Reports on Form 10-K for the year ended December 31, 2010. Neither Brookline nor Bancorp Rhode Island undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation.

Additional Information About This Transaction In connection with the merger, Brookline intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Bancorp Rhode Island, and other relevant materials in connection with the proposed transaction. Investors and security holders of Bancorp Rhode Island are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Brookline, Bancorp Rhode Island and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed by Brookline or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed by Brookline with the SEC by directing a written request to Paul R. Bechet, Senior Vice President, Chief Financial Officer and Treasurer, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445. Investors may obtain free copies of the documents filed by Bancorp Rhode Island with the SEC by directing a written request to Linda H. Simmons, Chief Financial Officer, Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903. Participant Information Brookline, Bancorp Rhode Island and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Bancorp Rhode Island in connection with the merger. Information about the executive officers and directors of Brookline is set forth in the proxy statement for Brookline’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2011. Information about the executive officers and directors of Bancorp Rhode Island is set forth in the proxy statement for Bancorp Rhode Island’s 2011 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2011, and Bancorp Rhode Island’s Annual Report on Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the direct and indirect interests of Brookline, Bancorp Rhode Island and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

Transaction Highlights

Compelling strategic rationale	• Acquisition of Rhode Island's premier independent bank • Top 4 and 5 deposit market positions in Providence and Kent counties, respectively • High asset quality • Adds 17 branches, $1.2bn loans and $1.1bn in deposits • Complementary strengths: Bancorp Rhode Island – small business lending; Brookline – commercial real estate lending and customer treasury services
Financially attractive	• Expected to be more than 25% accretive to EPS in 2012 • Deploys excess capital in a significantly value accretive manner • Tangible book value dilution of ~22% • Acceptable earn back period for tangible book value dilution • Pro forma capital ratios remain well above peers (~8.7% TCE / TA) • Attractive low-cost deposit base (0.53% cost of deposits in 2011 first quarter)
Experienced management	• Management team with proven track record of integrating acquisitions • Compatible credit culture • Preservation of Bank Rhode Island brand minimizes integration risk

Note: Pro forma Brookline ~$4.7bn in assets, ~$3.2bn in deposits and 43 branches. Data as at March 31, 2011

Brookline Bancorp, Inc.

Bank Rhode Island Market Overview Providence, Rhode Island Brookline Bank (20 branches) Bank Rhode Island (17 branches) Pro forma branch map Providence county deposit market share Kent county deposit market share Source: SNL Financial Note: Branch data as of June 30, 2010 First Ipswich (6 branches) Top 4 and 5 deposit market positions in Providence and Kent counties, respectively Attractive low-cost deposit base (0.53% cost of deposits in 2011 first quarter) Attractive deposit franchise Rank Company Branches (#) Deposits ($mm) Market share (%) 1 Citizens (RBS) 48 $ 5,591 40.4% 2 Bank of America 28 4,906 35.4% 3 Sovereign (Santander) 21 1,252 9.0% 4 Bank Rhode Island 12 893 6.5% 5 Washington Trust 4 257 1.9% 6 Webster 5 239 1.7% 7 Federal One 3 168 1.2% 8 Coastway Community 7 135 1.0% 9 First Marblehead 1 110 0.8% 10 Centreville Savings 1 93 0.7% Total for Providence county 138 $ 13,855 Rank Company Branches (#) Deposits ($mm) Market share (%) 1 Citizens (RBS) 12 $ 1,029 33.9% 2 Centreville Savings 4 627 20.7% 3 Bank of America 5 250 8.2% 4 Sovereign (Santander) 4 240 7.9% 5 Bank Rhode Island 4 223 7.3% 6 Washington Trust 2 160 5.3% 7 Coastway Community 2 142 4.7% 8 Prospect 2 135 4.4% 9 Webster 4 119 3.9% 10 Independence 1 53 1.8% Total for Kent county 44 $ 3,037 RI VT NH MA CT

Transaction Overview Price $48.25 per share Consideration 50% stock / 50% cash consideration mix Bancorp Rhode Island shareholders will own ~15% of pro forma company Exchange ratio Fixed ratio of 4.686x of Brookline Bancorp common for the stock portion $121 mm in cash Transaction value $234mm as of execution of merger agreement Board representation Bancorp Rhode Island to receive 2 directorships on 12 member pro forma Board of Directors Merrill Sherman and one other Bancorp Rhode Island to join Brookline Board of Directors Conditions to closing Customary regulatory approvals required for both companies Bancorp Rhode Island shareholder approval required Break–up fee 3.8% of transaction value Anticipated closing Q4 2011

Key Financial Assumptions Cost savings assumption of ~25% forecasted 2011 core non-interest expense 75% phase-in assumed in 2012 and 100% phase-in thereafter Pre-tax one-time restructuring charges of approximately $25mm No revenue synergies assumed Synergies Fair value marks and transaction adjustments Gross credit mark expected to be less than 3.0% Core deposit intangibles expected to be ~2.0% Intermediate-term goals Return on assets – 1.00% + (Brookline at 1.02% in 2011 first quarter) Return on equity – 8.0% to 10.0% (Brookline at 5.85% in 2011 first quarter)